UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

International Aluminum Corporation

(Name of Issuer)

Common Stock, Par Value $1.00 Per Share

(Title of Class of Securities)

458884103

(CUSIP Number)

Dale E. Short

Troy & Gould Professional Corporation

1801 Century Park East, 16th Floor

Los Angeles, California 90067

(310) 789-1259

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 9, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cornelius C. Vanderstar, individually and as Co-Trustee of the Vanderstar Family Trust Not applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,720,700

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,720,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,720,700

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 39.9%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Marguerite D. Vanderstar, as Co-Trustee of the Vanderstar Family Trust Not applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization England

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,720,700

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,720,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,720,700

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 39.9%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement relates to the common stock, par value $1.00 per share, of International Aluminum Corporation, a California corporation (the “Company”). The principal executive offices of the Company are located at 767 Monterey Pass Road, Monterey Park, California 91754.

Item 2.	Identity and Background

(a) This Statement is being filed by Cornelius C. Vanderstar, individually and as Co-Trustee of the Vanderstar Family Trust, and by Marguerite D. Vanderstar, as Co-Trustee of the Vanderstar Family Trust.

(b) Mr. and Mrs. Vanderstar’s principal business address is 767 Monterey Pass Road, Monterey Park, California 91754.

(c) Mr. Vanderstar serves as the Chairman of the Board of Directors of the Company, and neither he nor Mrs. Vanderstar is otherwise employed.

(d)-(e) During the last five  years, neither Mr. Vanderstar nor Mrs. Vanderstar has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he or she been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in him or her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Vanderstar is a citizen of the United States.  Mrs. Vanderstar is a British Subject.

Item 3.	Source and Amount of Funds or Other Consideration
Not applicable.

Item 4.	Purpose of Transaction
See the discussion in Item 6, below, which is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a)-(b)  Based upon 4,308,119 shares of the Company’s common stock outstanding on January 2, 2007, the shares of common stock owned beneficially by Mr. and Mrs. Vanderstar represent approximately 39.9% of the outstanding common stock of the Company.  All of the shares beneficially owned by Mr. and Mrs. Vanderstar are held by the Vanderstar Family Trust.  As Co-Trustees, Mr. and Mrs. Vanderstar each, acting alone, has the power to vote and dispose of such shares.

(c) Mr. and Mrs. Vanderstar have not acquired or disposed of any shares of the Company’s common stock during the past 60 days.
Items (d)-(e). Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On January 9, 2007, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement) with IAC Holding Co., a Delaware corporation (“Parent”), and IAL Acquisition Co., a California corporation and wholly owned subsidiary of Parent (“Merger Subsidiary”).  Pursuant to the terms of the Merger Agreement, Merger Subsidiary will be merged with and into the Company, and as a result International Aluminum will continue as the surviving corporation and will become a wholly owned subsidiary of Parent. Parent is owned by an affiliate of Genstar Capital, LLC (“Genstar”).

Under the Merger Agreement, at the effective time of the Merger, each outstanding share of the Company’s common stock, other than shares owned by the Company, Parent and Merger Subsidiary and by any shareholders who properly exercise appraisal rights under California law, will be cancelled and converted into the right to receive $53.00 in cash, without interest.

In connection with the signing and delivery of the Merger Agreement, on January 9, 2007, Mr. Vanderstar, individually and as Co-Trustee of the Vanderstar Family Trust, entered into a Support Agreement with Parent and Merger Subsidiary (the “Support Agreement”).  Subject to certain exceptions, Mr. Vanderstar agreed in the Support Agreement to vote his shares of common stock of the Company in favor of the Merger.  To facilitate the Support Agreement, Mr. and Mrs. Vanderstar also granted the members of the board of directors of Genstar an Irrevocable Proxy to vote his shares with respect to the Merger and the Merger Agreement.  The Irrevocable Proxy may be revoked in the event the Support Agreement is terminated.

The full text of the Support Agreement and Irrevocable Proxy are attached as Exhibits 1 and 2, respectively, to this statement.

Item 7.	Material to Be Filed as Exhibits

1. Support Agreement dated as of January 9, 2007 among IAC Holding Co., IAL Acquisition Corp., and Cornelius C. Vanderstar, individually and as Co-Trustee of the Vanderstar Family Trust.

2. Irrevocable Proxy dated January 9,2007 by Cornelius C. Vanderstar and Marguerite D. Vanderstar, Co-Trustees of the Vanderstar Family Trust.

Signature

After reasonable inquiry and to the best of its, his or her knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: January 15, 2007
/s/ Cornelius C. Vanderstar
Cornelius C. Vanderstar

Date: January 15, 2007
/s/ Cornelius C. Vanderstar
Marguerite D. Vanderstar, by Cornelius C. Vanderstar, as Attorney-in-Fact